October 15, 2008

Patricia Nachtigal, Esq.
Senior Vice President and General Counsel
c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

>   **Re: Ingersoll-Rand Company Limited**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 1-16831**
>   **Response Letter Dated October 8, 2008**

Dear Ms. Nachtigal:

We have reviewed your response letter dated October 8, 2008, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated September 18, 2008. Please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, components, equipment, technology or services your former and current non-U.S. subsidiaries have provided into Iran, Sudan, or Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such products, components, equipment, technology, or services have been put to military use by Iran, Sudan, or Syria, and discuss any such use of which you are aware. Finally, if anything your non-U.S. subsidiaries have provided into sanctioned countries has military application or has been put to military use, discuss the potential impact on your reputation and share value.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202)

551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance